UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2017

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM GROUP: FIRST BOARD MEETING AFTER THE RENEWAL OF THE BOARD APPOINTED BY THE SHAREHOLDERS’ MEETING

•	GIUSEPPE RECCHI EXECUTIVE CHAIRMAN, ARNAUD ROY DE PUYFONTAINE DEPUTY CHAIRMAN, FLAVIO CATTANEO CHIEF EXECUTIVE OFFICER

Milan, 5 May 2017

The Board of Directors of TIM met today for the first time since its renewal, and appointed, by a majority vote, Giuseppe Recchi as Executive Chairman, Arnaud Roy de Puyfontaine as Deputy Chairman, and Flavio Cattaneo as Chief Executive Officer of the Company.

The responsibilities and powers that the Executive Chairman and Chief Executive Officer already had were confirmed. The Deputy Chairman has only deputy powers, as set out in the Bylaws, without specific mandates.

Therefore, in addition to his responsibilities as set out by the law and by the Company Bylaws, the Executive Chairman has responsibility for:

•	the identification of the guidelines for the development of the Group, in agreement with the Chief Executive Officer, and the supervision of the development and delivery of the strategic, industrial and financial plans;

•	the supervision of the definition of organisational arrangements, economic and financial operations and the process of defining the guidelines of the internal control and risk management system;

•	the organisation of the Legal Affairs, Institutional Communication, Public Affairs, Brand Strategy and Media and Corporate Shared Value departments, and the governance of the Fondazione TIM; the supervision of security issues and TI Sparkle;

•	representing the Company and the Group in its external relations with regulators, institutions and investors.

In addition to the legal representation of the Company, pursuant to the Bylaws, the Chief Executive Officer essentially has:

•	all the powers necessary to accomplish acts pertinent to the activity of the Company, excepting those powers reserved to the Board of Directors and those delegated to the Executive Chairman;

•	responsibility for the overall management of the Company and the Group and hence responsibility for defining, proposing to the Board of Directors and then implementing and developing strategic, industrial and financial plans, and all the organisational responsibilities to ensure the management and development of business in Italy and South America.

The Board of Directors also proceeded to ascertain that the following Directors meet the independence requirements: Camilla Antonini, Franco Bernabè, Ferruccio Borsani, Lucia Calvosa, Francesca Cornelli, Dario Frigerio, Anna Jones, Félicité Herzog, Marella Moretti, Danilo Vivarelli.

Finally, Chief Financial Officer, Piergiorgio Peluso was confirmed as the Executive responsible for preparing the accounting documents of TIM, and General Counsel Agostino Nuzzolo was also confirmed as Secretary of the Board of Directors.

* * *

The curricula vitae of the Directors are available on the Company website www.telecomitalia.com, “Investors” section.

At the present time, the serving Directors own the following shares:

•	Giuseppe Recchi – 1,000,000 ordinary shares

•	Flavio Cattaneo – 1,500,000 ordinary shares

•	Dario Frigerio – 600,000 ordinary shares

•	Hervé Philippe – 12,500 ordinary shares

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the three months ended March 31, 2017 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2017-2019 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2017

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager